FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2008

Commission File Number: 000-50422

AMADOR GOLD CORP.

(Exact Name of Registrant, as Specified in its Charter)

711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

Table of Contents

Document 1 News Release dated April 4, 2008

Document 2 Material Change Reported dated April 4, 2008

Document 1

AMADOR GOLD CORP.

711 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2 (604) 685-2222 *Fax: (604) 685-3764

FOR IMMEDIATE RELEASE www.amadorgoldcorp.com

April 4, 2008 TSXV: AGX

Drill moved onto the Loveland Property & Spin Off Update

Amador Gold Corp. ("Amador") is pleased to announce that a drill is being moved this week onto the Loveland Property 35 km northwest of Timmins, Ontario where the Company intersected 45 meters of 0.75% copper and 0.70 % nickel. Significantly, this intercept is below an outlined resource of 130,000 tons grading 0.68% copper and 0.73% nickel, discovered by Cominco in the 1970s. The estimate is pre 43-101 and non-compliant.

The immediate drilling objective will be to increase the strike length of mineralization on the Discovery Zone. Additionally, the Company will be flying VTEM surveys and drilling to determine if the discovery zone is connected to the Hollinger deposit on the newly acquired Moneta Porcupine property 1.5 km to the southeast. The Hollinger deposit was drilled prior to 1975 and is reported to be 442,000 tons of 0.42% copper and 0.71% nickel. This is an historical resource that is non 43-101 compliant.

Spin Off Updated

Upon closing of the $3,000,000 financing announced March 19, 2008, the Company will meet the minimum listing requirements of the Exchange, which will enable it to complete the spinoff of its wholly owned subsidiary, Diamondcorp Resources Inc. Existing shareholders and placees, therefore, will receive shares of Diamondcorp Resources Inc. when the spinoff is completed. The Company anticipates effecting the spinoff upon completion of the financing. Amador Gold shareholders on the record date will receive one share of Diamondcorp Resources Inc. for every three Amador shares held.

About Amador

Amador Gold is well positioned to discover and capitalize on world class gold, silver, platinum, palladium, copper/nickel and diamond deposits. During the last few of years the Company has strategically accumulated large land packages in existing mining or mineral districts such as the Abitibi in Ontario. The Company’s assets are entirely within Canada with a strong focus in Ontario. These properties have existing infrastructure and are often within road access to metallurgical facilities to process mined ores.

For further information contact: Alan Campbell, Hughes Exploration Group
Phone: (604) 685-2222

Or visit Amador’s web-site: www.amadorgoldcorp.com to see Smartstox interviews with our Company Chairman and President.

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the corporation’s control which may cause actual results, performance or achievements of the corporation to be materially different from the results, performance or expectation implied by these forward looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Document 2

　MATERIAL CHANGE REPORT

To: British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Item 1. Name and Address of Company – Amador Gold Corp., Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2. Date of Material Change – April 4, 2008.

Item 3. News Release – News Release issued April 4, 2008, at Vancouver, BC.

Item 4. Summary of Material Change - Amador Gold Corp. ("Amador") is pleased to announce that a drill is being moved this week onto the Loveland Property 35 km northwest of Timmins, Ontario & minimum listing requirements for the spinoff will be met.

Item 5. Full Description of Material Change – Amador Gold Corp. ("Amador") is pleased to announce that a drill is being moved this week onto the Loveland Property 35 km northwest of Timmins, Ontario where the Company intersected 45 meters of 0.75% copper and 0.70 % nickel. Significantly, this intercept is below an outlined resource of 130,000 tons grading 0.68% copper and 0.73% nickel, discovered by Cominco in the 1970s. The estimate is pre 43-101 and non-compliant.

The immediate drilling objective will be to increase the strike length of mineralization on the Discovery Zone. Additionally, the Company will be flying VTEM surveys and drilling to determine if the discovery zone is connected to the Hollinger deposit on the newly acquired Moneta Porcupine property 1.5 km to the southeast. The Hollinger deposit was drilled prior to 1975 and is reported to be 442,000 tons of 0.42% copper and 0.71% nickel. This is an historical resource that is non 43-101 compliant.

Spin Off Updated

Upon closing of the financing announced March 19, 2008, the Company will meet the minimum listing requirements of the Exchange, which will enable it to complete the spinoff of its wholly owned subsidiary, Diamondcorp Resources Inc. Existing shareholders and placees, therefore, will receive shares of Diamondcorp Resources Inc. when the spinoff is completed. The Company anticipates effecting the spinoff upon completion of the financing. Amador Gold shareholders on the record date will receive one share of Diamondcorp Resources Inc. for every three Amador shares held.

Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102 – Not applicable.

Item 7. Omitted Information – The undersigned is aware of no information of a material nature that has been omitted.

Item 8. Executive Officer – Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

Item 9. Date of Report – Dated at Vancouver, British Columbia, this 4th day of April 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMADOR GOLD CORP.

(Registrant)

Date: April 7, 2008 By: /s/ Beverly J. Bullock

Beverly J. Bullock, Corporate Secretary